Exhibit 99.1

HUYA Inc. Reports Fourth Quarter and Fiscal Year 2020 Unaudited Financial Results

GUANGZHOU, China, Mar. 23, 2021 /PRNewswire/ — HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2020.

Fourth Quarter 2020 Highlights

•	Total net revenues for the fourth quarter of 2020 increased by 21.2% to RMB2,990.3 million (US$458.3 million), from RMB2,467.5 million for the same period of 2019.

•	Net income attributable to HUYA Inc. was RMB253.2 million (US$38.8 million) for the fourth quarter of 2020, representing an increase of 58.6% from RMB159.7 million for the same period of 2019.

•

Non-GAAP net income attributable to HUYA Inc.[1] was RMB305.9 million (US$46.9 million) for the fourth quarter of 2020, representing an increase of 26.5% from RMB241.9 million for the same period of 2019.

•	Average mobile MAUs[2] of Huya Live in the fourth quarter of 2020 reached 79.5 million, representing an increase of 29.1% from 61.6 million in the fourth quarter of 2019.

•	Average MAUs[3] of Huya Live in the fourth quarter of 2020 reached 178.5 million, representing an increase of 18.8% from 150.2 million in the fourth quarter of 2019.

•	Total number of paying users[4] of Huya Live in the fourth quarter of 2020 reached 6.0 million, representing an increase of 17.6% from 5.1 million in the fourth quarter of 2019.

“Throughout 2020 we have continuously invested in high-quality broadcasters, e-sports tournaments, and entertainment programs to enrich our content offerings, and have thus seen significant user growth and high level of user engagement, despite the challenges presented by the global COVID-19 pandemic,” said Mr. Rongjie Dong, Chief Executive Officer of Huya. “Our mobile MAUs reached 79.5 million in the fourth quarter, an increase of 29.1% year-over-year. Moving through 2021, we will continue to make investments into our content offerings, improve our products, and extend the breadth and diversity of our platform, to provide users with more enjoyable experience.”

Ms. Catherine Liu, Chief Financial Officer of Huya, commented, “We are pleased to deliver solid financial results in 2020. For the full year, our total net revenues were up 30.3%, reaching RMB10.9 billion and our net income increased by 88.9% to RMB884.2 million. The year 2020 ended on a strong note, with total net revenues and gross profit for the fourth quarter up 21.2% and 28.1%, respectively, year-over-year. With continued top-line expansion and our ability to drive operating leverage, our operating margin improved to 6.3% in the fourth quarter from 4.1%, and our non-GAAP operating margin increased to 9.0% from 7.4%, both compared with the same quarter of 2019. Leveraging our team’s strong execution capabilities, we will continue to capture growth opportunities to drive value for our users and shareholders.”

[1]

“Non-GAAP net income attributable to HUYA Inc.” is defined as net income attributable to HUYA Inc. before share-based compensation expenses, gain on fair value change of investments and equity investee’s investments, and equity investee’s partial disposal of its investment, net of income taxes. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Refers to average monthly active users on mobile apps. Average mobile MAUs for any period is calculated by dividing (i) the sum of active users on the mobile apps for each month during such relevant period, by (ii) the number of months during such relevant period.

[3]

Refers to average monthly active users on our platform. Average MAUs for any period is calculated by dividing (i) the sum of active users on our platform for each month during such relevant period, by (ii) the number of months during such relevant period.

[4]	Refers to the sum of user accounts that purchased various products and services on our platform at least once during such relevant period.

Fourth Quarter 2020 Financial Results

Total net revenues for the fourth quarter of 2020 increased by 21.2% to RMB2,990.3 million (US$458.3 million), from RMB2,467.5 million for the same period of 2019.

Live streaming revenues increased by 20.0% to RMB2,814.9 million (US$431.4 million) for the fourth quarter of 2020, from RMB2,346.1 million for the same period of 2019, primarily due to the increase in the number of paying users and the average spending per paying user on Huya Live. The increase in the number of paying users was primarily driven by the Company’s overall user growth. The increase in the average spending per paying user was primarily driven by the year-end promotional activities and the enrichment and enhancement of content, products and services.

Advertising and other revenues increased by 44.6% to RMB175.5 million (US$26.9 million) for the fourth quarter of 2020, from RMB121.3 million for the same period of 2019, primarily driven by the increasing and diversifying advertiser base, mainly attributable to strengthened recognition of Huya’s brand name in China’s online advertising market.

Cost of revenues increased by 19.6% to RMB2,392.7 million (US$366.7 million) for the fourth quarter of 2020 from RMB2,000.9 million for the same period of 2019, primarily attributable to the increase in revenue sharing fees and content costs.

Revenue sharing fees and content costs increased by 29.8% to RMB2,044.6 million (US$313.3 million) for the fourth quarter of 2020 from RMB1,575.1 million for the same period of 2019, primarily due to the increase in revenue sharing fees in relation to higher live streaming revenues, and the increase in spending in e-sports and self-produced content, as well as on content creators.

Bandwidth costs decreased by 26.1% to RMB166.7 million (US$25.5 million) for the fourth quarter of 2020 from RMB225.6 million for the same period of 2019, primarily due to improved management in bandwidth costs and continued technology enhancement efforts.

Gross profit increased by 28.1% to RMB597.7 million (US$91.6 million) for the fourth quarter of 2020 from RMB466.6 million for the same period of 2019. Gross margin increased to 20.0% for the fourth quarter of 2020 from 18.9% for the same period of 2019.

Research and development expenses increased by 21.0% to RMB215.7 million (US$33.1 million) for the fourth quarter of 2020 from RMB178.3 million for the same period of 2019, mainly attributable to increased personnel-related expenses.

Sales and marketing expenses increased by 63.2% to RMB193.1 million (US$29.6 million) for the fourth quarter of 2020 from RMB118.3 million for the same period of 2019, primarily attributable to the increased marketing expenses to promote the Company’s content, products, services and brand name, as well as increased personnel-related expenses.

General and administrative expenses decreased by 0.3% to RMB96.1 million (US$14.7 million) for the fourth quarter of 2020 from RMB96.4 million for the same period of 2019, mainly due to improved management efficiency.

Operating income increased by 84.4% to RMB187.4 million (US$28.7 million) for the fourth quarter of 2020 from RMB101.6 million for the same period of 2019. Operating margin increased to 6.3% for the fourth quarter of 2020 from 4.1% for the same period of 2019.

Non-GAAP operating income, which excludes share-based compensation expenses, increased by 46.5% to RMB269.3 million (US$41.3 million) for the fourth quarter of 2020 from RMB183.8 million for the same period of 2019. Non-GAAP operating margin increased to 9.0% for the fourth quarter of 2020 from 7.4% for the same period of 2019.

Income tax expenses increased by 35.1% to RMB37.3 million (US$5.7 million) for the fourth quarter of 2020 from RMB27.6 million for the same period of 2019.

Net income attributable to HUYA Inc. for the fourth quarter of 2020 increased by 58.6% to RMB253.2 million (US$38.8 million), from RMB159.7 million for the same period of 2019.

Non-GAAP net income attributable to HUYA Inc. for the fourth quarter of 2020, which excludes share-based compensation expenses, gain on fair value change of investments and equity investee’s investments, and equity investee’s partial disposal of its investment, net of income taxes, increased by 26.5% to RMB305.9 million (US$46.9 million), from RMB241.9 million for the same period of 2019.

Diluted net income per American depositary share (“ADS”) was RMB1.05 (US$0.16) for the fourth quarter of 2020, compared with RMB0.68 for the same period of 2019. Each ADS represents one Class A ordinary share of the Company.

Non-GAAP diluted net income per ADS was RMB1.27 (US$0.19) for the fourth quarter of 2020, compared with RMB1.02 for the same period of 2019.

Balance Sheets and Cash Flow

As of December 31, 2020, the Company had cash and cash equivalents, short-term deposits and short-term investments of RMB10,474.9 million (US$1,605.3 million), compared with RMB10,798.3 million as of September 30, 2020. The decrease was primarily attributable to the land use right acquisition of approximately RMB310 million in Foshan City in November 2020.

Net cash provided by operating activities was RMB458.9 million (US$70.3 million) for the fourth quarter of 2020.

Fiscal Year 2020 Financial Results

Total net revenues in fiscal year 2020 increased by 30.3% to RMB10,914.4 million (US$1,672.7 million), from RMB8,374.5 million in the prior year.

Live streaming revenues increased by 29.3% to RMB10,311.6 million (US$1,580.3 million) in fiscal year 2020, from RMB7,976.2 million in the prior year, primarily due to the increase in the number of paying users and the average spending per paying user on Huya Live. The increase in the number of paying users was primarily driven by the Company’s overall user growth. The increase in the average spending per paying user was primarily driven by the enrichment and enhancement of content, products and services.

Advertising and other revenues increased by 51.3% to RMB602.8 million (US$92.4 million) in fiscal year 2020, from RMB398.3 million in the prior year, primarily driven by the increasing and diversifying advertiser base, mainly attributable to strengthened recognition of Huya’s brand name in China’s online advertising market.

Cost of revenues increased by 25.4% to RMB8,646.3 million (US$1,325.1 million) in fiscal year 2020 from RMB6,892.6 million in the prior year, primarily attributable to the increase in revenue sharing fees and content costs, bandwidth costs and personnel-related costs.

Revenue sharing fees and content costs increased by 27.6% to RMB7,086.8 million (US$1,086.1 million) in fiscal year 2020 from RMB5,552.7 million in the prior year, primarily due to the increase in revenue sharing fees in relation to higher live streaming revenues, and the increase in spending in e-sports and self-produced content, as well as on content creators.

Bandwidth costs increased by 9.8% to RMB879.2 million (US$134.7 million) in fiscal year 2020 from RMB800.8 million in the prior year, primarily due to an increase in bandwidth usage as a result of the Company’s larger user base, partially offset by improved management in bandwidth costs and continuous technology enhancement efforts.

Gross profit increased by 53.0% to RMB2,268.1 million (US$347.6 million) in fiscal year 2020 from RMB1,481.9 million in the prior year. Gross margin increased to 20.8% in fiscal year 2020 from 17.7% in fiscal year 2019.

Research and development expenses increased by 44.3% to RMB734.3 million (US$112.5 million) in fiscal year 2020 from RMB508.7 million in the prior year, mainly attributable to increases in personnel-related expenses.

Sales and marketing expenses increased by 27.3% to RMB558.0 million (US$85.5 million) in fiscal year 2020 from RMB438.4 million in the prior year, primarily attributable to the increased marketing expenses to promote the Company’s content, products, services and brand name, as well as increased personnel-related expenses.

General and administrative expenses increased by 26.1% to RMB445.0 million (US$68.2 million) in fiscal year 2020 from RMB352.8 million in the prior year, mainly due to increase in personnel-related expenses.

Operating income increased by 177.4% to RMB725.0 million (US$111.1 million) in fiscal year 2020 from RMB261.4 million in the prior year. Operating margin increased to 6.6% in fiscal year 2020 from 3.1% in the prior year.

Non-GAAP operating income, which excludes share-based compensation expenses, increased by 108.6% to RMB1,133.2 million (US$173.7 million) in fiscal year 2020 from RMB543.1 million in the prior year. Non-GAAP operating margin increased to 10.4% in fiscal year 2020 from 6.5% in the prior year.

Income tax expenses increased by 84.0% to RMB176.8 million (US$27.1 million) in fiscal year 2020 from RMB96.1 million in the prior year.

Net income attributable to HUYA Inc. increased by 88.9% to RMB884.2 million (US$135.5 million) in fiscal year 2020 from RMB468.2 million in the prior year.

Non-GAAP net income attributable to HUYA Inc. in fiscal year 2020, which excludes share-based compensation expenses, gain on fair value change of investments and equity investee’s investments, and equity investee’s partial disposal of its investment, net of income taxes, increased by 68.2% to RMB1,261.5 million (US$193.3 million), from RMB749.9 million in the prior year.

Diluted net income per ADS was RMB3.71 (US$0.57) in fiscal year 2020, compared with diluted net income per ADS of RMB2.02 in the prior year.

Non-GAAP diluted net income per ADS was RMB5.29 (US$0.81) in fiscal year 2020, compared with RMB3.23 in the prior year.

Net cash provided by operating activities was RMB1,239.9 million (US$190.0 million) for fiscal year 2020.

Conference Call

The Company’s management will host an earnings conference call at 7:00 a.m. U.S. Eastern Time on March 23, 2021 (7:00 p.m. Beijing/Hong Kong time on March 23, 2021).

For participants who wish to join the call, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, Direct Event passcode, a unique registrant ID and an e-mail with detailed instructions to join the conference call.

Participant Online Registration: http://apac.directeventreg.com/registration/event/2296665

Once complete the registration, please dial-in at least 10 minutes before the scheduled start time of the earnings call and enter the Direct Event passcode and registrant ID as instructed to connect to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.huya.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until March 30, 2021, by dialing the following telephone numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong, China:	+852-3051-2780
Replay Access Code:	2296665

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. Huya uses non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to HUYA Inc., non-GAAP net income attributable to ordinary shareholders, and non-GAAP basic and diluted net income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses allocated in cost of revenues. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP net income attributable to HUYA Inc. is net income attributable to HUYA Inc. excluding share-based compensation expenses, gain on fair value change of investments and equity investee’s investments, and equity investee’s partial disposal of its investment, net of income taxes. Non-GAAP net income attributable to ordinary shareholders is net income attributable to ordinary shareholders excluding share-based compensation expenses, gain on fair value change of investments and equity investee’s investments, and equity investee’s partial disposal of its investment, net of income taxes. Non-GAAP basic and diluted net income per ADS is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the impact of (i) share-based compensation expenses, and (ii) gain on fair value change of investments and equity investee’s investments, and equity investee’s partial disposal of its investment, net of income taxes add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business, and (ii) gain on fair value change of investments and equity investee’s investments, and equity investee’s partial disposal of its investment, net of income taxes, which both may recur when there is observable price change in the future. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “HUYA Inc. Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5250 to US$1.00, the rate in effect as of December 31, 2020 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Huya’s strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the game live streaming market; the expectation regarding the rate at which to gain active users, especially paying users; Huya’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Huya’s business operations and the economy in China and elsewhere generally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to Huya; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Huya and DouYu to terminate the definitive merger agreement between Huya and DouYu; the outcome of any legal proceedings that may be instituted against Huya, DouYu or their respective shareholders or directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated or that are material and adverse to Huya’s or DouYu’s business; a delay in closing the merger; the ability to obtain approval by DouYu’s shareholders on the expected terms and schedule; business disruptions from the proposed merger that will harm Huya’s or DouYu’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; certain restrictions during the pendency of the merger that may impact Huya’s or DouYu’s ability to pursue certain business opportunities or strategic transactions; the ability of Huya or DouYu to retain and hire key personnel; uncertainty as to the long-term value of the Class A ordinary shares of Huya following the merger; the continued availability of capital and financing following the merger; Huya’s ability to realize the intended synergies from the potential merger with DouYu; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	1,113,193	3,293,573	504,762
Restricted cash	1,392	164,889	25,270
Short-term deposits	6,743,445	5,974,790	915,677
Short-term investments	2,219,531	1,206,539	184,910
Accounts receivable, net	61,708	71,237	10,918
Amounts due from related parties	51,936	64,802	9,931
Prepayments and other current assets	400,615	495,108	75,879

Total current assets	10,591,820	11,270,938	1,727,347

Non-current assets
Deferred tax assets	45,816	48,313	7,404
Investments	379,424	467,206	71,602
Property and equipment, net	96,686	94,555	14,491
Intangible assets, net	45,085	62,796	9,624
Right-of-use assets, net	102,824	87,418	13,397
Prepayments and other non-current assets	104,895	379,461	58,155

Total non-current assets	774,730	1,139,749	174,673

Total assets	11,366,550	12,410,687	1,902,020

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	3,725	10,083	1,545
Advances from customers and deferred revenue	845,966	485,878	74,464
Income taxes payable	26,051	56,861	8,714
Accrued liabilities and other current liabilities	1,460,025	1,707,289	261,654
Amounts due to related parties	79,032	95,457	14,629
Lease liabilities due within one year	31,878	29,227	4,479

Total current liabilities	2,446,677	2,384,795	365,485

Non-current liabilities
Lease liabilities	70,110	57,620	8,831
Deferred tax liabilities	—	13,350	2,046
Deferred revenue	164,913	178,144	27,302

Total non-current liabilities	235,023	249,114	38,179

Total liabilities	2,681,700	2,633,909	403,664

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 shares authorized as of December 31, 2019 and 2020, respectively; 67,101,314 and 83,490,841 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	44	55	8
Class B ordinary shares (US$0.0001 par value; 200,000,000 shares authorized as of December 31, 2019 and 2020, respectively; 152,357,321 and 152,357,321 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	100	100	15
Additional paid-in capital	10,081,946	11,465,575	1,757,176
Statutory reserves	64,679	122,429	18,763
Accumulated deficit*	(1,986,054)	(1,883,643)	(288,681)
Accumulated other comprehensive income	524,135	72,262	11,075

Total shareholders’ equity	8,684,850	9,776,778	1,498,356

Total liabilities and shareholders’ equity	11,366,550	12,410,687	1,902,020

*

On January 1, 2020, the Company adopted ASC326, “Financial Instruments-Credit Losses” using modified-retrospective transition approach. Following the adoption of this guidance, a cumulative-effect adjustment to accumulated deficit, amounting to RMB3.1 million, was recognized as of January 1, 2020.

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2019	September 30, 2020	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Live streaming	2,346,141	2,657,208	2,814,869	431,398	7,976,214	10,311,624	1,580,326
Advertising and others	121,329	157,632	175,473	26,892	398,287	602,750	92,375

Total net revenues	2,467,470	2,814,840	2,990,342	458,290	8,374,501	10,914,374	1,672,701

Cost of revenues(1)	(2,000,909)	(2,194,263)	(2,392,681)	(366,694)	(6,892,579)	(8,646,308)	(1,325,105)

Gross profit	466,561	620,577	597,661	91,596	1,481,922	2,268,066	347,596

Operating expenses(1)
Research and development expenses	(178,290)	(182,683)	(215,664)	(33,052)	(508,714)	(734,261)	(112,530)
Sales and marketing expenses	(118,324)	(143,846)	(193,110)	(29,595)	(438,396)	(558,012)	(85,519)
General and administrative expenses	(96,367)	(118,741)	(96,053)	(14,721)	(352,824)	(445,006)	(68,200)

Total operating expenses	(392,981)	(445,270)	(504,827)	(77,368)	(1,299,934)	(1,737,279)	(266,249)

Other income, net	28,046	47,613	94,519	14,486	79,390	194,169	29,758

Operating income	101,626	222,920	187,353	28,714	261,378	724,956	111,105

Interest and short-term investments income	88,346	75,919	73,993	11,340	304,491	313,366	48,025
Gain on fair value change of investments	—	—	—	—	—	2,160	331
Other non-operating expenses	—	—	—	—	—	(10,010)	(1,534)
Foreign currency exchange gains (losses), net	99	4,677	(221)	(34)	1,157	2,056	315

Income before income tax expenses	190,071	303,516	261,125	40,020	567,026	1,032,528	158,242

Income tax expenses	(27,599)	(50,657)	(37,285)	(5,714)	(96,078)	(176,784)	(27,093)

Income before share of (loss) income in equity method investments, net of income taxes	162,472	252,859	223,840	34,306	470,948	855,744	131,149

Share of (loss) income in equity method investments, net of income taxes	(2,802)	154	29,321	4,494	(2,775)	28,414	4,355

Net income attributable to HUYA Inc.	159,670	253,013	253,161	38,800	468,173	884,158	135,504

Net income attributable to ordinary shareholders	159,670	253,013	253,161	38,800	468,173	884,158	135,504

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2019	September 30, 2020	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income per ADS*
—Basic	0.73	1.10	1.07	0.16	2.18	3.89	0.60
—Diluted	0.68	1.05	1.05	0.16	2.02	3.71	0.57
Net income per ordinary share
—Basic	0.73	1.10	1.07	0.16	2.18	3.89	0.60
—Diluted	0.68	1.05	1.05	0.16	2.02	3.71	0.57
Weighted average number of ADS used in calculating net income per ADS
—Basic	219,382,541	230,554,718	236,099,598	236,099,598	214,811,862	227,081,238	227,081,238
—Diluted	236,144,302	240,474,833	240,985,724	240,985,724	232,024,961	238,631,613	238,631,613

*	Each ADS represents one Class A ordinary share.
(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Twelve Months Ended
	December 31, 2019	September 30, 2020	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	14,806	17,352	17,003	2,606	31,593	64,942	9,953
Research and development expenses	36,369	42,552	36,653	5,617	86,296	150,723	23,099
Sales and marketing expenses	2,640	2,711	2,050	314	5,919	9,879	1,514
General and administrative expenses	28,370	45,549	26,281	4,028	157,936	182,664	27,994

HUYA INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2019	September 30, 2020	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	466,561	620,577	597,661	91,596	1,481,922	2,268,066	347,596
Share-based compensation expenses allocated in cost of revenues	14,806	17,352	17,003	2,606	31,593	64,942	9,953

Non-GAAP gross profit	481,367	637,929	614,664	94,202	1,513,515	2,333,008	357,549

Operating income	101,626	222,920	187,353	28,714	261,378	724,956	111,105
Share-based compensation expenses	82,185	108,164	81,987	12,565	281,744	408,208	62,560

Non-GAAP operating income	183,811	331,084	269,340	41,279	543,122	1,133,164	173,665

Net income attributable to HUYA Inc.	159,670	253,013	253,161	38,800	468,173	884,158	135,504
Gain on fair value change of investments and equity investee’s investments, and equity investee’s partial disposal of its investment, net of income taxes	—	—	(29,231)	(4,480)	—	(30,851)	(4,728)
Share-based compensation expenses	82,185	108,164	81,987	12,565	281,744	408,208	62,560

Non-GAAP net income attributable to HUYA Inc.	241,855	361,177	305,917	46,885	749,917	1,261,515	193,336

Net income attributable to ordinary shareholders	159,670	253,013	253,161	38,800	468,173	884,158	135,504
Gain on fair value change of investments and equity investee’s investments, and equity investee’s partial disposal of its investment, net of income taxes	—	—	(29,231)	(4,480)	—	(30,851)	(4,728)
Share-based compensation expenses	82,185	108,164	81,987	12,565	281,744	408,208	62,560

Non-GAAP net income attributable to ordinary shareholders	241,855	361,177	305,917	46,885	749,917	1,261,515	193,336

Non-GAAP net income per ordinary share
—Basic	1.10	1.57	1.30	0.20	3.49	5.56	0.85
—Diluted	1.02	1.50	1.27	0.19	3.23	5.29	0.81
Non-GAAP net income per ADS
—Basic	1.10	1.57	1.30	0.20	3.49	5.56	0.85
—Diluted	1.02	1.50	1.27	0.19	3.23	5.29	0.81
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	219,382,541	230,554,718	236,099,598	236,099,598	214,811,862	227,081,238	227,081,238
—Diluted	236,144,302	240,474,833	240,985,724	240,985,724	232,024,961	238,631,613	238,631,613